Exhibit 99.3

NuCana Reports Second Quarter 2022 Financial Results and Provides Business Update

Multiple Data Readouts on Track for the Second Half of 2022 and the First Half of 2023

Well Capitalized with Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, August 17, 2022 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the second quarter ended June 30, 2022 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of June 30, 2022, NuCana had cash and cash equivalents of £46.5 million compared to £52.6 million as of March 31, 2022 and £60.3 million at December 31, 2021. NuCana continues to advance its various clinical programs and reported a net loss of £3.9 million for the quarter ended June 30, 2022, as compared to a net loss of £9.1 million for the quarter ended June 30, 2021. Basic and diluted loss per share was £0.07 for the quarter ended June 30, 2022, as compared to £0.17 per share for the quarter ended June 30, 2021.

“During the first half of the year, we have remained focused on the rapid and efficient implementation of our development plans,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “In the past few months, we initiated two studies: NuTide:323, a randomized Phase 2 trial of NUC-3373 in combination with other agents for the treatment of second-line patients with colorectal cancer; and NuTide:303, a Phase 1b/2 study of NUC-3373 in combination with other agents including the PD-1 inhibitor pembrolizumab, for the treatment of patients with solid tumors. We also continue to enroll patients in the Phase 1b/2 NuTide:302 study of NUC-3373 in patients with colorectal cancer and the Phase 2 monotherapy part of the NuTide:701 study of NUC-7738 in patients with solid tumors, which will expand to include combination with pembrolizumab.”

Mr. Griffith continued: “From a corporate perspective, we recently announced that the Regional Court of Dusseldorf issued a judgement that Gilead’s sofosbuvir infringes our European composition-of-matter patent. We will continue to defend our patent rights and the foundational work of our late Chief Scientific Officer, Professor Chris McGuigan. Additionally, we regained compliance with the minimum bid price requirement for continued listing on the Nasdaq Global Select Market.”

Mr. Griffith concluded: “We have provided multiple data updates for both NUC-3373 and NUC-7738 that demonstrate the potential of our ProTides to offer more effective and safer treatment options for patients with cancer. These data have highlighted the compelling anti-cancer activity and favorable safety profiles and pharmacokinetic properties of our product candidates. With an anticipated cash runway into 2025 and through numerous key milestones for both NUC-3373 and NUC-7738, we remain on track to provide a number of data updates over the coming year as we continue to advance our pipeline.”

Anticipated Milestones: H2 2022 and H1 2023

•	NUC-3373 (a ProTide transformation of 5-FU)

In the second half of 2022, NuCana expects to:

•	Commence enrollment in the randomized, controlled Phase 2 (NuTide:323) study of NUC-3373 in combination with other agents for the second-line treatment of patients with colorectal cancer;

•

Commence enrollment in the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with other agents, including the PD-1 inhibitor pembrolizumab, in patients with solid tumors to identify additional indications for development;

•	Expand the Phase 1b/2 (NuTide:302) study of NUC-3373 in colorectal cancer patients, and evaluate NUC-3373-based regimens in combination with bevacizumab in second-line patients with colorectal cancer;

•	Announce data from the Phase 1b/2 (NuTide:302) study of NUC-3373 combined with leucovorin, irinotecan and bevacizumab in patients with colorectal cancer; and

•	Announce data from the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with other agents in patients with solid tumors to identify additional indications for development.

In the first half of 2023, NuCana expects to:

•	Announce data from the Phase 1b/2 (NuTide:302) study of NUC-3373 combined with leucovorin, irinotecan and bevacizumab in patients with colorectal cancer; and

•	Announce data from the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with other agents in patients with solid tumors to identify additional indications for development.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In the second half of 2022, NuCana expects to:

•	Announce data from the Phase 1 part of the NuTide:701 study of NUC-7738 in patients with solid tumors;

•	Commence enrollment in the Phase 2 part of the NuTide:701 study of NUC-7738 in combination with the PD-1 inhibitor pembrolizumab, in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study of NUC-7738 in patients with solid tumors.

In the first half of 2023, NuCana expects to:

•	Announce data from the Phase 1 part of the NuTide:701 study of NUC-7738 in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study of NUC-7738 in patients with solid tumors.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373, in combination with other agents, is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NuCana has also initiated a randomized Phase 2 study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, NuCana has initiated a Phase 1b/2 modular study of NUC-3373 in combination with other agents, including a PD-1 inhibitor, in patients with advanced solid tumors to identify additional indications for development. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with a PD-1 inhibitor.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 27, 2022, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(6,406)	(8,523)	(15,852)	(17,229)
Administrative expenses	(1,889)	(2,075)	(4,040)	(4,179)
Net foreign exchange gains (losses)	3,077	(109)	4,208	(786)

Operating loss	(5,218)	(10,707)	(15,684)	(22,194)
Finance income	132	35	163	59

Loss before tax	(5,086)	(10,672)	(15,521)	(22,135)
Income tax credit	1,194	1,585	3,226	3,287

Loss for the period	(3,892)	(9,087)	(12,295)	(18,848)

Basic and diluted loss per share	(0.07)	(0.17)	(0.24)	(0.36)

Unaudited Condensed Consolidated Statements of Financial Position

	June 30, 2022	December 31, 2021
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,469	2,410
Property, plant and equipment	613	851
Deferred tax asset	80	60
Other non-current assets	2,604	2,540

	5,766	5,861

Current assets
Prepayments, accrued income and other receivables	3,934	4,161
Current income tax receivable	10,403	7,188
Cash and cash equivalents	46,528	60,264

	60,865	71,613

Total assets	66,631	77,474

Equity and liabilities
Capital and reserves
Share capital and share premium	143,138	143,137
Other reserves	74,644	72,137
Accumulated deficit	(161,747)	(149,726)

Total equity attributable to equity holders of the Company	56,035	65,548

Non-current liabilities
Provisions	46	46
Lease liabilities	118	164

	164	210

Current liabilities
Trade payables	2,141	1,829
Payroll taxes and social security	170	170
Accrued expenditure	8,003	9,510
Lease liabilities	118	207

	10,432	11,716
Total liabilities	10,596	11,926

Total equity and liabilities	66,631	77,474

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2022	2021
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(12,295)	(18,848)
Adjustments for:
Income tax credit	(3,226)	(3,287)
Amortization and depreciation	470	444
Finance income	(163)	(59)
Interest expense on lease liabilities	5	10
Share-based payments	2,741	3,615
Net foreign exchange (gains) losses	(4,283)	759

	(16,751)	(17,366)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	295	424
Increase (decrease) in trade payables	312	(560)
(Decrease) increase in payroll taxes, social security and accrued expenditure	(1,524)	269

Movements in working capital	(917)	133

Cash used in operations	(17,668)	(17,233)

Net income tax received	—	4,302

Net cash used in operating activities	(17,668)	(12,931)

Cash flows from investing activities
Interest received	161	58
Payments for property, plant and equipment	(10)	(37)
Payments for intangible assets	(276)	(319)

Net cash used in investing activities	(125)	(298)

Cash flows from financing activities
Payments of lease liabilities	(148)	(148)
Proceeds from issue of share capital	1	198

Net cash (used in) from financing activities	(147)	50

Net decrease in cash and cash equivalents	(17,940)	(13,179)
Cash and cash equivalents at beginning of period	60,264	87,356

Effect of exchange rate changes on cash and cash equivalents	4,204	(756)

Cash and cash equivalents at end of period	46,528	73,421

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com